EXHIBIT 99.(a)(1)(C)
SUMMARY OF TERMS
The following is a summary of terms of the offer presented in a question and answer format. We urge you to read carefully the Offer to Amend Options and the accompanying documents, which provide further details regarding the Offer. We have included references to the relevant sections of the Offer to Amend Options where you can find a more complete description of the topics in this Summary of Terms.

Q1.	WHAT SECURITIES ARE SUBJECT TO THE OFFER?

We are asking all employees of Gladstone Management Corporation and all of our officers and directors who hold options to purchase Gladstone Capital Corporation Common Stock under the 2001 Amended and Restated Equity Incentive Plan, as amended, to agree to amend all outstanding Gladstone Capital Corporation stock options to accelerate the expiration date of their options to September 30, 2006.

Q2.	WHY ARE WE MAKING THE OFFER?

We are making the offer so that we will be able enter into an amended and restated investment advisory agreement with Gladstone Management Corporation, which contains an incentive compensation arrangement (as further described below). Under the Investment Company Act of 1940, as amended, it is impermissible for us to compensate an investment adviser in the manner contemplated under the amended and restated agreement with Gladstone Management while we have in place a stock option plan or have any outstanding stock options. Therefore, all stock options must be exercised or terminated before we can implement the amended and restated investment advisory agreement.

Q3.	WHAT DO I GET IN RETURN FOR AGREEING TO AMEND MY OPTIONS?

We are asking all option holders to agree to the amendment of their options under the terms of the offer in order to enable us to enter into an amended and restated advisory agreement with Gladstone Management. We believe that, under the proposed agreement, we will be able to better incentivize employees of Gladstone Management to accomplish long-term goals consistent with the best interests of our stockholders than the current stock options provided under our current agreement with Gladstone Management. In addition, because this type of incentive structure is becoming predominant among business development companies, it will likely enable us to compete more effectively for the services of talented professionals.

Q4.	ARE THERE CONDITIONS TO THE OFFER?

The offer is subject to a number of conditions, including the conditions described in Section 6 of the Offer to Amend Options. You should note that the offer is conditioned on all option holders accepting the offer so that 100% of the outstanding options are amended in accordance with the terms of the offer.

Q5.	WHO CAN PARTICIPATE IN THE OFFER?

All option holders may participate in the offer.

Q6.	IF I ELECT NOT TO AMEND MY OPTIONS, WILL MY ELECTION AFFECT OTHER COMPONENTS OF MY COMPENSATION?

We will not change your compensation as a result of your election. However, if the offer is not accepted by 100% of the option holders, the Company will be prohibited from entering into the amended and restated advisory agreement.

Q7.	IF THE AMENDED AND RESTATED ADVISORY AGREEMENT IS IMPLEMENTED, WILL MY COMPENSATION BE AFFECTED?

The Company is currently not able to predict the impact of the amended and restated investment advisory agreement on compensation because payments to Gladstone Management under this new agreement would be based, in part, on the future performance of the Company. Therefore, we are not yet able to determine the amount that will be payable to Gladstone Management under the new agreement or, as a result, the amount that will be paid to compensate its employees in the form of salary, bonus and other benefits.

Q8.	DOES THE PENDENCY OF THIS OFFER IMPACT MY ABILITY TO EXERCISE MY VESTED OPTIONS?

No. The fact that the offer is outstanding does not impact your ability to exercise any vested options you currently hold. To the extent that you do exercise vested options, there will be correspondingly fewer options outstanding that would have to be amended through this offer in order for the Company to be able to implement the amended and restated agreement.

Q9.	IF I ELECT TO AMEND MY OPTIONS, DO I HAVE TO DO SO FOR ALL OF MY OPTIONS OR CAN I JUST AMEND SOME OF THEM?

If you elect to amend any of your options under the terms of this offer, you must elect to amend all options.

Q10.	IF I ELECT TO AMEND MY OPTIONS, MAY I EXERCISE VESTED OPTIONS PRIOR TO THE COMPLETION OF THE OFFER?

Yes. By submitting an Election Form indicating that you accept our offer to amend your options, you do not restrict your ability to exercise your vested options at all. However,

you must still comply with applicable restrictions on resale, including compliance with our insider trading policy.

Q11.	WILL I HAVE TO PAY TAXES IF I AGREE TO AMEND MY OPTIONS IN THE OFFER?

The amendment of your options will not have any tax consequences to you. However, the exercise of your options, and the resale of shares received upon exercise of your options, may subject you to taxes, as described in detail in the Offer to Amend Options.

Q12.	HOW LONG DO I HAVE TO MAKE A DECISION ON THE OFFER? CAN THE OFFER BE EXTENDED AND, IF SO, HOW WILL I KNOW IF IT IS EXTENDED?

The offer is currently scheduled to expire on May 31, 2006, thus you have until 5:00 p.m. on that date to decide. However, we may extend the offer in our sole discretion for any reason, including among other things, if fewer than 100% of option holders have accepted the offer as of the expiration date of the offer.

Q13.	WHAT DO I NEED TO DO IN RESPONSE TO THIS OFFER?

You should read the Offer to Amend Options and then sign date and return the enclosed election form, indicating whether you elect to accept or decline the offer, prior to May 31, 2006. If you do not sign and deliver the Election Form before the offer expires, it will have the same effect as if you rejected the offer.

Q14.	DURING WHAT PERIOD OF TIME MAY I CHANGE MY PREVIOUS ELECTION?

You may change your election at any time prior to 5:00 p.m., Eastern Time, on May 31, 2006 or such later date to which the offer is extended. To change your election, you MUST DELIVER a Notice of Change in Election Form to Paula Novara at the Company’s McLean office before the offer expires. The Notice of Change in Election Form must be signed by you, have your name on it, and must clearly indicate whether you elect to accept or reject the offer. The Notice of Change in Election Form may be sent via mail, courier, e-mail, facsimile or by personal delivery.

Q15.	WHAT HAPPENS TO MY OPTIONS IF I DO NOT ACCEPT THE OFFER?

If you do not accept the offer, we will not amend the terms of your options. Additionally, we currently do not intend to accept any options for amendment from any option holders unless 100% of option holders accept the offer. As a result, if any option holder does not accept this offer, then no options will be amended and the offer will be withdrawn. It is possible that the Company could elect to proceed with the proposed amendments to less than all of the outstanding options by amending this offer (e.g., if some option holders elect not to accept the offer). You will be notified if the Company decides to amend the offer to take this approach and you will be given the opportunity to elect whether to accept the offer on the revised terms. The Company would still be prohibited from implementing the amended and restated advisory agreement as long as any remaining options are outstanding. Consequently, if you do not accept the offer (or do not exercise all of your outstanding options), it will have the effect of preventing the Company from entering into the amended and restated advisory agreement, which could have a material adverse effect on the Company’s ability to compete for the services of talented professionals as described in greater detail in the Offer to Amend Options.

Q16.	UNDER WHAT CIRCUMSTANCES WOULD YOU NOT ACCEPT MY OPTIONS FOR AMENDMENT?

We will not be required to accept your election to amend your options, and we may terminate or amend the offer, or postpone our acceptance of any options that you elect to amend, in each case if at any time on or after April 12, 2006 and on or before May 31, 2006, or a later expiration date if the offer is extended, we determine that any event has occurred that, in our reasonable judgment, makes it inadvisable for us to proceed with the offer and amend the terms of outstanding options. An example of a reason that we would not proceed with the amendment of options is if holders of less than 100% of our outstanding options elect to amend their options pursuant to this offer.

Q17.	WHEN CAN I EXERCISE MY OPTIONS IF THEY ARE ALREADY VESTED?

You can exercise your vested options at any time prior to their termination, unless you exercise on a “cashless” basis as described in Question 18 below. If the offer is accepted by all employees, you must exercise prior to September 30, 2006.

Q18.	MAY I EXERCISE MY OPTIONS ON A “CASHLESS” BASIS?

Yes, your options may be exercised on a broker-assisted “cashless” basis. You should contact your individual stockbroker for assistance if you wish to proceed with this method of exercise. Generally, a “cashless” exercise is one in which you receive a loan from your brokerage firm to exercise your options. Immediately after exercise, at least a sufficient amount of the newly-acquired stock is sold and the proceeds used to repay the loan. This approach is only available if the exercise price of your option is less than the current price of the Company’s stock. Please be aware that if you use this method of exercise, you must exercise during an open trading window. Generally, the window for trading opens after the filing of our quarterly report on Form 10-Q with the U.S. Securities and Exchange Commission, and closes on the last day of the fiscal quarter. Thus, we expect that you could use this method of exercise beginning on or about May 15, 2006 through June 30, 2006, and beginning on or about August 14, 2006 through September 30, 2006.

Q19.	CAN I BORROW THE EXERCISE PRICE OF MY OPTION FROM THE COMPANY IN ORDER TO EXERCISE MY OPTION?

Unless you are a director or executive officer of the Company, you will be able to exercise your options with the use of a promissory note given by you to the Company. Such a loan would be at a fair market rate of interest as determined by the Company’s board of directors. Generally, the loan would be “interest-only” for ten years (meaning that you would only be required to make quarterly interest payments for the first ten years), with the principal amount coming due in ten years. If you are interested in exercising your options by the use of a promissory note, please contact Paula Novara at the Company. Her contact information is below.

Q20.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

For additional information or assistance, you should contact Paula Novara via e-mail at paula.novara@gladstonemanagement.com or by telephone at (703) 287-5885.